Mail Stop 4561

January 30, 2009

Michael E. Lehman
Chief Financial Officer
Sun Microsystems, Inc.
4150 Network Circle
Santa Clara, CA 95054-1778

      Re: **Sun Microsystems, Inc.**
                Form 10-K for the Fiscal Year Ended June 30, 2008
                Filed August 29, 2008
                Definitive Proxy Statement on Schedule 14A
                Filed September 24, 2008
                Form 10-Q for the Fiscal Quarter Ended September 28, 2008
                Filed November 5, 2008
                Form 8-K Filed January 27, 2009
                File No. 000-15086

Dear Mr. Lehman:

We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 30, 2008

Business, page 3

1.   We note your risk factor disclosure on page 14 indicating that you depend on the telecommunications, financial services and government sectors for a significant portion of your revenues. To the extent that any material portion of your business is subject to renegotiation of profits or termination of contracts or subcontracts at the election of the government, this fact should be discussed in future filings as appropriate. See Item 101(c)(1)(ix) of Regulation S-K.

2.   Please tell us what consideration you gave to filing the agreements with Fujitsu relating to your collaborative sales and marketing efforts and/or to the joint development and manufacturing of Advanced Product Line server products as exhibits to the registration statement pursuant to Item 601(b)(10) of Regulation S-K.

3.   In future filings, please include a description of the factual basis alleged to underlie the GSA lawsuit. In addition, please disclose in future filings the amount of damages sought and clarify whether the GSA lawsuit was instituted in 2005 and whether the suit includes as principal parties any other governmental agencies. We note your disclosure that you have recorded a contingent liability; however, it is unclear which specific line item encompasses this liability. Please advise.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures, page 91

4.   We note that you refer to disclosure controls and procedures as defined in "Rules 13a-15(c) and 15d-15(c) of the Securities Exchange Act of 1934." Please confirm, if true, that your disclosure controls and procedures met the definition of this term as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934. Please provide us with a representation that you will utilize the definition of disclosure controls and procedures provided in Rules 13a-15(e) and 15d-15(e) of the Act in future filings.

Definitive Proxy Statement Filed September 24, 2008

Executive Compensation

Compensation Discussion and Analysis, page 17

5.   We note that you have omitted the annual strategic performance goals, which are based on revenue and operating income and which, according to your disclosure, constitute a material element of your executive compensation. We presume you are relying on Instruction 4 to Item 402(b) of Regulation S-K to omit the corporate performance targets and that you have a competitive harm analysis that supports your reliance on that instruction. Please advise.

Form 10-Q for the Fiscal Quarter Ended September 28, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Goodwill, page 32

6.   We note your disclosure on page 10 that there could be material adjustments to your goodwill impairment charge when you have completed the impairment test. Please tell us what consideration you gave to disclosing the significant assumptions you used in performing your impairment test and providing quantitative and qualitative disclosure of the sensitivity of your goodwill valuation to changes in your methodologies or assumptions. See Section V of SEC Release 33-8350.

Form 8-K Filed January 27, 2009

Exhibit 99.1

7.   We note you presented a non-GAAP measure entitled "Adjusted Net Income" in your fiscal 2007 earnings releases, changed to a measure entitled "Adjusted EBITDA" for earnings releases in three quarters during fiscal 2008, and then reverted back to "Adjusted Net Income" in your earnings release for your fourth quarter of fiscal 2008. Please explain to us the substantive reasons for these changes and what consideration you gave to disclosing these reasons in the applicable earnings releases.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Michael E. Lehman
Sun Microsystems, Inc.
January 30, 2009
Page 5

You may contact Mark Shannon, Staff Accountant, at (202) 551-3299 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Maryse Mills-Apenteng, Staff Attorney, at (202) 551-3457 or Barbara C. Jacobs, Assistant Director, at (202) 551-3735. If you need further assistance, you may contact me at (202) 551-3451.

Sincerely,

Mark Kronforst
Accounting Branch Chief